AB 6/3



SEC 13031838 [COMM]ISSION

SEC Mail Processing Section
MAY 16 2013
Washington DC 401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 45648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinhan Investment America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yoon Pak 212-397-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

2050 Center Avenue Suite 405	Fort Lee	NJ	07024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/10/13

OATH OR AFFIRMATION

I, Yoon Pak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shinhan Investment America Inc, as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York County of Queens

Subscribed and sworn to (or affirmed) before me on this 14 day of May, 2013 by

Notary Public Signature

Notary Public

Signature

President

Title

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified In Queens County
My Commission Expires May 15, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Yoon Pak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shinhan Investment America Inc, as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

State of New York County of Queens

Subscribed and sworn to (or affirmed) before me on this 14 day of May, 2013 by



Notary Public Signature

Notary Public

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified In Queens County
My Commission Expires May 15, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2013

eport of Independent Registered Public Accounting Firm

sejong LLP
Certified Public Accountants

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)



integrity·trust·professionalism

2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Shinhan Investment America Inc.:

We have audited the accompanying statement of financial condition of Shinhan Investment America Inc. (the Company), a wholly owned subsidiary of Shinhan Investment Corp., as of March 31, 2013. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shinhan investment America Inc. as of March 31, 2013, in conformity with U.S. generally accepted accounting principles.

SEJONG LLP

May 15, 2013

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

March 31, 2013

Assets

Cash and cash equivalents	$	2,233,463
Certificate of deposit		451,134
Commissions receivable		19,656
Other receivable		6,250
Prepaid taxes		20,975
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $310,612		47,011
Other assets		30,090
Total assets	$	2,808,579

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	48,431
Total liabilities		48,431
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding, 15,000 shares		150
Additional paid-in capital		4,199,850
Accumulated deficit		(1,439,852)
Total stockholder's equity		2,760,148
Total liabilities and stockholder's equity	$	2,808,579

See accompanying notes to financial condition.

(1) Organization and Summary of Significant Accounting Policies

Shinhan Investment America Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). In August 2009, the Company changed its name from Good Morning Shinhan Securities USA Inc. to Shinhan Investment America Inc. to conform with the Parent's name change from Good Morning Shinhan Securities Co.,Ltd. to Shinhan Investment Corp.

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States of America investing in Asian markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean security transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(a) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(b) Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

(c) Commissions Receivable

As of March 31, 2013, the Company has outstanding commissions receivable of $19,656 from clearing organization.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measures using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, the Company recognizes the effect of income tax position only if those positions are more likely than not of being sustained by the applicable tax authority. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest related to unrecognized tax benefits is recorded as interest expense and penalties in other operating expenses, if any.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Fair Value Measurements

The Company accounts for fair value measurements of financial assets and financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

(2) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also invests its cash surplus in the form of certificate of deposit and money market account with an affiliated bank. A summary of transactions and balances with the Parent and the affiliate as of and for the year ended March 31, 2013 is as follows:

Certificate of deposit and money market account	$	1,205,041
Commission receivable		19,220
Accrued interest on certificate of deposit		18,323

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Financial Condition

March 31, 2013

(3) Certificates of Deposit

At March 31, 2013, certificates of deposit amounted to $2,402,786, which mature through August 5, 2013, with interest rates ranging from 0.41% to 1.94% per annum. Out of total certificates of deposit of $ 2,402,786, three certificate of deposit with original maturities of three months amounting to $1,951,652 were classified as cash equivalents as of March 31, 2013.

(4) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at March 31, 2013 are as follows:

Deferred tax assets:	
Net operating loss carry-forwards	941,338
Furniture, equipment, and leasehold improvements, principally due to differences in depreciation	38,261
Total gross deferred tax assets	979,599
Less valuation allowance	979,599
Net deferred tax assets	$ -

The net change in the valuation allowance for the year ended March 31, 2013 was an increase of $407,920. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

FASB ASC 740-10 requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of March 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the fiscal years ended March 31, 2013, 2012, and 2011 for the federal, state, and local jurisdictions.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (SEC). This Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under the Rule, the Company may be required to reduce its business, if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business, if its net capital ratio exceeds 10 to 1.

At March 31, 2013, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $1,316,352. The Company's percentage of aggregate indebtedness to net capital was 3.68 %.

(6) Commitment

As of March 31, 2013, the Company had been obligated under non-cancelable operating lease contracts for its office space, which expired on March 31, 2013, and equipments. The office lease was extended under new terms starting April 1, 2013 and scheduled to expire on March 31, 2023. The office lease contains a rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the non-cancelable operating lease contracts as of March 31, 2013 are as follows:

Year ending March 31:	
2014	$ 225,000
2015	220,000
2016	218,000
2017	218,000
2018	217,000
Thereafter	1,192,000
	$ 2,290,000

(7) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(8) Fair Value Measurements

The Company accounts for fair value measurements in accordance with ASC Topic 820 for financial assets and financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at March 31, 2013. The Company estimates fair value amounts of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value amounts. Accordingly, the estimates presented herein do not necessarily indicate the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimates of fair value amounts.

Financial Asset:	Carrying amount	Fair value
Certificate of deposit	$ 451,134	$ 451,134
Commissions receivable	19,656	19,656
Accrued interest receivable	19,829	19,829
Financial liabilities:		
Accrued expenses	$ 48,431	$ 48,431

The carrying amounts of commissions receivable, accrued interest receivable, and accrued expenses approximate fair value because of the short maturity of these instruments.

The Company had no assets and liabilities that are measured at fair value on a recurring basis, and also had no nonfinancial assets and nonfinancial liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2013.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2013. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial instruments since that date, and therefore, current estimates of fair values may differ significantly from the amounts presented herein.

Off-Balance-Sheet Risks

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such of such exposure is not material.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

(9) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through May 15, 2013, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.